UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of report: December 4, 2006

Commission file number 1- 12874

TEEKAY SHIPPING CORPORATION
(Exact name of Registrant as specified in its charter)

Bayside House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, Bahamas
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	X	Form 40- F

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_______]

Yes	No	X

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______]

Yes	No	X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_______]

Item 1 - Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Teekay Shipping Corporation (the “Company”), dated December 4, 2006.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.

• REGISTRATION STATEMENT ON FORM F-3 (NO. 33-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;
• REGISTRATION STATEMENT ON FORM S-8 (NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000;
• REGISTRATION STATEMENT ON FORM F-3 (NO. 333-102594) FILED WITH THE SEC ON JANUARY 17, 2003; AND
• REGISTRATION STATEMENT ON FORM S-8 (NO. 333-119564) FILED WITH THE SEC ON OCTOBER 6, 2004

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 4, 2006	TEEKAY SHIPPING CORPORATION By: /s/ Vince Lok Vince Lok Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

EXHIBIT I

TEEKAY SHIPPING CORPORATION Bayside House, Bayside Executive Park, West Bay Street & Blake Road P.O. Box AP-59212, Nassau, Bahamas
NEWS RELEASE

TEEKAY SHIPPING AND A.P. MOLLER - MAERSK ESTABLISH SWIFT TANKERS

Nassau, The Bahamas, December 4, 2006 - Teekay Shipping Corporation (NYSE: TK) and A.P. Moller - Maersk A/S (A.P. Moller-Maersk) (CSE: MAERSK A and MAERSK B), today announced an agreement to form Swift Tankers, a Pool of Intermediate Product Tankers.

The management company, named Swift Tankers Ltd (Swift Tankers), will provide safe and flexible solutions to customers by offering a large, homogenous fleet of double hull, ice class Product Tankers of 10,000 to 20,000 dwt.

Swift Tankers will undertake all daily commercial and operational tasks, including fixing vessels, voyage execution, post-fixture operations, and demurrage and claims procedures.

“With an initial combined fleet of more than 20 vessels, Swift Tankers will meet the immediate needs of our customers for quality tonnage that carry a broad range of cargoes from petroleum products to chemicals, and with the planned growth by both partners, we will be able to offer a uniquely flexible transportation solution” said Kristian Morch, Group Senior Vice President, A.P. Moller - Maersk.

“Swift Tankers will offer a high degree of versatility through an interchangeable and reliable fleet, matching preferred dates and positions for spot business and tailor-made volume contracts.”

Paul Wogan, President of Teekay Tanker Services, said “We are excited to be able to further grow our position in the intermediate segment with a company of the standing of A.P. Moller- Maersk, who shares our commitment to quality, commercial business values and strong customer focus.”

“The joint venture will be dedicated to strengthening service to both long standing and new customers while exploring global trading opportunities."

Swift Tankers will be managed and staffed jointly by employees from A.P. Moller - Maersk and Teekay. The Pool will be headquartered in Copenhagen, Denmark at Maersk Tankers’ existing premises supplemented by a regional office at the Teekay offices in Stavanger, Norway. It is expected that Swift Tankers will be fully operational in January 2007. The Managing Director of the Pool will be Mr. Kristian Lohmann.

For more information on Swift Tankers, please visit www.swifttankers.com.

About Teekay
Teekay Shipping Corporation transports more than 10 percent of the world’s seaborne oil and has expanded into the liquefied natural gas shipping sector through its publicly-listed subsidiary, Teekay LNG Partners L.P. (NYSE: TGP). With a fleet of over 145 tankers, offices in 17 countries and 5,100 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies, helping them seamlessly link their upstream energy production to their downstream processing operations. Teekay’s reputation for safety, quality and innovation has earned it a position with its customers as The Marine Midstream Company.

For more information on Teekay, please visit www.teekay.com.

About A.P. Moller - Maersk
The A.P. Moller - Maersk Group has more than 110,000 employees in more than 125 countries around the world. A.P. Moller - Maersk operates about 1,000 vessels half of which are owned. The fleet includes container vessels, tankers, gas carriers, car carriers and supply vessels as well as special vessels, drilling rigs and salvage vessels, tugs and special-purpose vessels. Besides shipping, the A.P. Moller - Maersk Group is engaged in exploration for and production of oil and gas, shipbuilding, supermarkets, and industry

For more information on A.P. Moller - Maersk, please visit www.maersktankers.com or www.maersk.com

For Media enquiries please contact:

Kristian V. Morch, Maersk Tankers
Tel: +45 33634812 or mobile +45 20314812
email: kristian.morch@maersk.com

Jennifer Horner, Teekay Shipping
Tel: + 1 (604) 844-6631

Forward Looking Statement
This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect Teekay management’s current views with respect to certain future events and performance, including statements regarding; the ability to grow in the intermediate product tanker segment. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in production of or demand for oil, petroleum and chemical products, either generally or in particular regions; greater or less than anticipated levels of tanker newbuilding orders or greater or less than anticipated rates of tanker scrapping; changes in trading patterns significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; changes in the typical seasonal variations in tanker charter rates; the potential for termination of the pool by one of the venturers; and other factors discussed in Teekay’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2005. Teekay expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Teekay’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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